UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

ALLOGENE THERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019770 10 6

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019770 10 6	13G	Page 2 of 10 Pages

1	Names of Reporting Persons Arie Belldegrun, M.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America and Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 35,000 Shares
	6	Shared Voting Power 11,879,389 Shares (1)
	7	Sole Dispositive Power 35,000 Shares
	8	Shared Dispositive Power 11,879,389 Shares (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,914,389 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 9.8% (2)
12	Type of Reporting Person IN

(1)

Includes (a) 488,250 shares of common stock beneficially owned by Bellco Capital, LLC, of which Dr. Belldegrun is a manager, (b) 3,710,006 shares of common stock beneficially owned by Arie & Rebecka Belldegrun, as Trustees of the Belldegrun Family Trust, (c) 5,989,352 shares of common stock beneficially owned by VVAG Special Fund LLC (VVAG), of which VVAG LLC is the manager, of which Dr. Belldegrun serves as a senior managing director and (d) 1,691,781 shares of common stock beneficially owned by Vida Ventures LLC (Vida), of which VV Manager LLC is the manager, of which Dr. Belldegrun is a Senior Managing Director. Dr. Belldegrun disclaims beneficial ownership of the shares held VVAG and Vida, except to the extent of any pecuniary interest therein.

(2)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

CUSIP No. 019770 10 6	13G	Page 3 of 10 Pages

1	Names of Reporting Persons Arie & Rebecka Belldegrun, as Trustees of the Belldegrun Family Trust
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 3,710,006 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 3,710,006 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,710,006 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.1% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

CUSIP No. 019770 10 6	13G	Page 4 of 10 Pages

1	Names of Reporting Persons Bellco Capital, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 488,250 Shares
	6	Shared Voting Power 0 Shares
	7	Sole Dispositive Power 488,250 Shares
	8	Shared Dispositive Power 0 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 488,250 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 0.4% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

CUSIP No. 019770 10 6	13G	Page 5 of 10 Pages

1	Names of Reporting Persons VVAG Special Fund LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 5,989,352 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 5,989,352 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,989,352 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 4.9% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

CUSIP No. 019770 10 6	13G	Page 6 of 10 Pages

1	Names of Reporting Persons Vida Ventures LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 Shares
	6	Shared Voting Power 1,691,781 Shares
	7	Sole Dispositive Power 0 Shares
	8	Shared Dispositive Power 1,691,781 Shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,691,781 Shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 1.4% (1)
12	Type of Reporting Person OO

(1)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

CUSIP No. 019770 10 6	13G	Page 7 of 10 Pages

Item 1(a).	Name of Issuer: Allogene Therapeutics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 210 East Grand Avenue South San Francisco, CA 94080

Item 2(a).	Names of Persons Filing: Arie Belldegrun, M.D. Arie & Rebecka Belldegrun, as Trustees of the Belldegrun Family Trust (the “Belldegrun Trust”) Bellco Capital LLC VVAG Special Fund LLC Vida Ventures LLC

Item 2(b).

Address of Principal Business Office, or, if none, Residence:

The address of Arie Belldegrun, M.D., and the Belldegrun Trust is:

811 Strada Vecchia Road, Los Angeles, CA 90077

The address of VVAG Special Fund LLC and Vida Ventures LLC is:

40 Broad Street, #201, Boston, MA 02109

The address of Bellco Capital LLC is:

2049 Century Park East, Suite 1940

Los Angeles, CA 90067

Item 2(c).	Citizenship: Arie Belldegrun: USA and Israel Belldegrun Trust: California Bellco Capital LLC: Delaware VVAG Special Fund LLC: Delaware Vida Ventures LLC: Nevada

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP No.: 019770 10 6

Item 3.	Not Applicable.

CUSIP No. 019770 10 6	13G	Page 8 of 10 Pages

Item 4.	Ownership

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover page to this Schedule 13G. Ownership is stated as of December 31, 2018. The ownership percentage is based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed November 21, 2018.

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Arie Belldegrun	35,000	35,000	11,879,389	35,000	11,879,389	11,914,389	9.8%
Arie and Rebecka Belldegrun, as Trustees of the Belldegrun Family Trust	3,710,006	0	3,710,006	0	3,710,006	3,710,006	3.1%
Bellco Capital, LLC	488,250	0	488,250	0	488,250	488,250	0.4%
VVAG Special Fund LLC	5,989,352	0	5,989,352	0	5,989,352	5,989,352	4.9%
Vida Ventures LLC	1,691,781	0	1,691,781	0	1,691,781	1,691,781	1.4%

(1)	This percentage is calculated based on 121,482,671 shares of common stock outstanding as of November 15, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

CUSIP No. 019770 10 6	13G	Page 9 of 10 Page

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

/s/ Arie Belldegrun
Arie Belldegrun, M.D.

Belldegrun Family Trust

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Trustee

Bellco Capital LLC

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Manager

VVAG Special Fund LLC By: VVAG LLC, its Manager

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Senior Managing Director

Vida Ventures LLC By: VV Manager LLC, its Manger

By:	/s/ Arie Belldegrun
Name:	Arie Belldegrun, Senior Managing Director